ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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NEW YORK, NY 10103-0001
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fax 212-506-5151
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02049693

August 22, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of August 7, 2002, enclosed please find a copy of an ad-hoc announcement dated August 22, 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

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